UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Merus N.V.

(Name of Issuer)

Common Shares, nominal value €0.09 per share

(Title of Class of Securities)

N5749R100

(CUSIP Number)

Thomas Dyrberg

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: N5749R100

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,410,417
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,410,417
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,410,417
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 8.8% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 16,080,356 Common Shares outstanding as reported by the Issuer.

This amendment (“Amendment No. 1”), amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 26, 2016 (the “Initial Schedule”). Except as specifically amended by this Amendment No. 1, each Item of the Initial Schedule remains unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the common shares, nominal value €0.09 per share (the “Common Shares”), of Merus N.V. (formerly Merus B.V.) (the “Issuer”), a corporation formed under the laws of the Netherlands. The Issuer’s principal office is located at Padualaan 8 (postvak 133), 3584 CH Utrecht, the Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”), the Reporting Person held the following securities of the Issuer:

1,206,300 Class C preferred shares (the “Class C Shares”) acquired in a private placement on August 20, 2015 at a purchase price of EUR 6.66 per share for an aggregate purchase price of EUR 8,033,958. The holders of Class C Shares received a per share distribution at the rate of 8% of the original purchase price of such class per annum, compounding annually, and accruing on a daily basis, payable in kind upon the conversion of the Issuer’s preferred shares into Common Shares. As a result of a 1-for-1.80 reverse share split effected by the Issuer on May 6, 2016, Novo A/S held a total of 707,399 Class C Shares prior to the IPO (comprised of 670,167 Class C Shares and 37,232 Class C Shares issued in satisfaction of its entitlement to accrued distributions in kind). Immediately prior to the IPO closing, (i) the Class C Shares automatically converted on a one-for-one basis for no additional consideration into 707,399 Common Shares (the “Converted Shares”) and (ii) the Reporting Person received 3,018 additional Common Shares in satisfaction of its entitlement to accrued distributions in kind (the “Accrued Shares”).

The purchase price of the Class C Shares was paid by Novo A/S from its working capital.

On May 19, 2016, the Reporting Person:

(i)	held an aggregate of 710,417 Common Shares comprised of 707,399 Converted Shares and 3,018 Accrued Shares; and

(ii)	purchased 700,000 additional Common Shares from the underwriters (the “IPO Shares”) at USD $10.00 per share for an aggregate purchase price of USD $7,000,000 pursuant to the provisions of the Underwriting Agreement among the Issuer and the several underwriters for the offering (the “Underwriters”). The IPO Shares with the Converted Shares and Accrued Shares resulted in a total of 1,410,417 Common Shares held by Novo A/S. The purchase price of the IPO Shares was paid by Novo A/S from its working capital.

Item 5.	Interest in Securities of the Issuer

(a) Novo A/S beneficially owns 1,410,417 Common Shares (the “Novo Shares”), representing approximately 8.8% of the Issuer’s outstanding Common Shares, based upon 16,080,356 Common Shares outstanding as reported by the Issuer.

(b) Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Jack B. Nielsen, a member of the supervisory board of the Issuer, is employed as a Senior Partner of Novo A/S. Mr. Nielsen is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the Novo Shares. Except as described in this Amendment No. 1, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c) Except as set forth in Item 3 of this Amendment No. 1, Novo A/S has not effected any transactions in the Issuer’s Common Shares within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Shares within the past 60 days.

(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Shares held in the name of the Novo A/S and reported herein.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2016	Novo A/S

/s/ Thomas Dyrberg
	By:	Thomas Dyrberg
	Its:	Chief Executive Officer

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title at Novo A/S	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst, Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Thomas Dyrberg Chief Executive Officer of Novo A/S and Managing Partner-Ventures	Bengtasvej 9 a 2900 Hellerup Denmark	Chief Executive Officer of Novo A/S and Managing Partner-Ventures	Denmark

Michael Shalmi Managing Partner Large Investments	Stigårdsvej 4 2900 Hellerup Denmark	Head of Large Investments, Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship
Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Director	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine, Lund University Lund, Sweden	Sweden

Karsten Dybvad Chief Executive Officer	Carl Baggers Alle 15 2920 Charlottenlund Denmark	Director General and Chief Executive Officer DI (Confederation of Danish Industry)	Denmark

Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship
Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Désirée J. Asgreen Director	Strandhaven 105 2665 Vallensbæk Strand Denmark	Project Director Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark